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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TCSI Corporation
(Name of Subject Company)

TCSI Corporation
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

87233R106
(CUSIP Number of Class of Securities)

Kenneth E. Elmer
President, Chief Executive Officer and
Chief Financial Officer
1080 Marina Village Parkway
Alameda, California 94105
(510) 749-8500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

Copies to:

Robert S. Townsend, Esq.
Russell J. Wood, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 (the "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with Securities and Exchange Commission (the "SEC") on November 19, 2002 by TCSI Corporation, a Nevada corporation ("TCSI" or the "Company"), relating to the tender offer by Rocket Acquisition Sub, Inc. ("Purchaser"), a Nevada corporation and a wholly owned subsidiary of Rocket Software, Inc., a Massachusetts corporation ("Rocket"), disclosed in a Tender Offer Statement on Schedule TO, dated December 19, 2002, as amended, to purchase all of the issued and outstanding shares of the Company's common stock ("Company Common Stock") (other than shares of Common Stock already owned by Rocket and its subsidiaries) at a purchase price of $0.52 per share, net to the seller in cash, without interest thereon (the "Offer to Purchase"), and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.    Additional Information.

        Item 8 of the Schedule 14D-9 is amended and supplemented by the addition of the following information:

  Consent of Duff & Phelps LLC

        Duff & Phelps LLC has consented to the use and inclusion of its written opinion in the Company's Schedule 14D-9.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: December 18, 2002.

By:	/s/ KENNETH E. ELMER Kenneth E. Elmer President, Chief Executive Officer and Chief Financial Officer

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SIGNATURE